

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2019

Erik S. Nelson
Chief Executive Officer
Nocera, Inc.
2030 Powers Ferry Road SE Suite #212
Atlanta, GA 30339

> **Re: Nocera, Inc.**
> **Form 10-12G**
> **Filed October 19, 2018**
> **File No. 000-55993**

Dear Mr. Nelson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Consumer Products